Exhibit 99.1

Sphere 3D Names Veteran Finance Executive Timothy Hanley to its Board of Directors

TORONTO, Ontario, Canada, May 31, 2022 - Sphere 3D Corp. (Nasdaq: ANY) (Sphere 3D), dedicated to becoming the leading carbon-neutral bitcoin mining company operating at an industrial scale, has announced that Timothy P. Hanley, a veteran financial executive with extensive experience advising companies on strategy creation and execution, navigating digital transformation, and market development, has been appointed to Sphere 3D's Board of Directors as an independent director and as the Chair of the Board's Audit Committee.

As a Qualified Financial Expert with significant experience in the board room and with audit committees, Mr. Hanley (65) adds significantly to the financial and technology expertise of Sphere 3D's Board of Directors.  He was most recently a Senior Partner with Deloitte LLP ("Deloitte"), where he served as the lead client service partner and advisory partner for Deloitte's global clients.  In his leadership role, he was responsible for oversight of the Global Consumer and Industrial Products practice, including strategy implementation and growing the practice to over $14 billion in annual revenue.

"On behalf of the Board of Directors, I am pleased to be adding Tim's financial insights and perspectives as we execute our strategy to be a leader in the cryptocurrency and blockchain industries," said Duncan McEwan, Chairman of Sphere 3D. "We remain committed to optimizing the leadership, financial structure, and operations of our Company as we grow our mining fleet to an industrial scale with a view to capitalize on the enormous potential of the Bitcoin mining industry. We believe Tim's addition and the previously announced management and board changes will help expedite the implementation of our strategy."

"It is a great honor to join the board of directors of Sphere 3D as it executes its strategy to become a carbon-neutral leader in the cryptocurrency industry," said Mr. Hanley, newly appointed independent board member of Sphere 3D. "While global geopolitical and financial issues are challenging every financial market, the future of Bitcoin and blockchain offers significant upside.  I am looking forward to helping Sphere 3D capture a share of that upside for our shareholders."

The addition of Mr. Hanley brings Sphere 3D's Board to four directors, three of whom are independent.  In April 2022, the Company announced that it would expand its Board to five members.  A search is ongoing for an additional board member.

About Timothy P. Hanley

Timothy Hanley is a seasoned global executive with extensive experience consulting with manufacturers regarding digital transformation, organizational strategy development and execution, acquisitions, and market development.  Mr. Hanley is a Qualified Financial Expert and has significant experience in the board room and working with audit committees.

Mr. Hanley was most recently a Senior Partner with Deloitte LLP ("Deloitte"), where he led the firm's Global Consumer and Industrial Products practice and helped grow the practice to more than $14 billion in annual revenue.  In his leadership role, he acted as a lead client service partner and an advisory partner for several of the firm's most significant global clients.  During his 17 years at Deloitte, Mr. Hanley served in many client-service and industry leadership roles.  Before his most recent role as the Global Consumer and Industrial Products Industry Leader, Tim's leadership roles included serving as the U.S. Vice Chairman and Process and Industrial Products Leader.

Mr. Hanley began his career at Arthur Andersen in 1978 and served as an audit partner on many of the largest manufacturers in Wisconsin.  He served as a board member of the National Association of Manufacturers from 2008 to 2017 and regularly advises privately held companies in the consumer products, retail, and distribution industries. Mr. Hanley currently serves as the Acting Keyes Dean for the College of Business at Marquette University.

About Sphere 3D

Sphere 3D Corp. (Nasdaq: ANY) is a net carbon-neutral cryptocurrency miner with decades of proven enterprise data-services expertise. The Company is rapidly growing its industrial-scale mining operation through the capital-efficient procurement of next-generation mining equipment and partnering with best-in-class data center operators. Sphere 3D has ~6.0 EH/s of capacity under contract for deliveries this year. Currently, the Company operates a fleet of ~1,000 miners and expects delivery of an additional 59,000 miners by year-end 2022 for a total hashing capacity of 6.0 exahash. Sphere 3D is dedicated to growing shareholder value while honoring its commitment to strict environmental, social, and governance standards. For more information about the Company, please visit Sphere3D.com.

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of Section 27A of the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements generally relate to future events, including the timing of the proposed transaction and other information related to the proposed transaction. In some cases, you can identify forward-looking statements because they contain words such as "may," "will," "should," "expects," "plans," "anticipates," "could," "intends," "target," "projects," "contemplates," "believes," "estimates," "predicts," "potential" or "continue" or the negative of these words or other similar terms or expressions. Expectations and beliefs regarding matters discussed herein may not materialize, and actual results in future periods are subject to risks and uncertainties that could cause actual results to differ materially from those projected. The forward-looking statements contained in this communication are also subject to other risks and uncertainties, including those more fully described in filings with the SEC, including Sphere 3D's reports filed on Form 20-F and Form 6-K and in other filings made by Sphere 3D with the SEC from time to time and available at www.sec.gov. These forward-looking statements are based on current expectations, which are subject to change.

Sphere 3D Contacts

NMN Advisors

Sphere3d@nmnadvisors.com

Kurt Kalbfleisch

Investor.relations@sphere3d.com